Exhibit 99.1

Dominion Diamond Corporation Files Annual Report on Form 40-F with SEC

TORONTO--(BUSINESS WIRE)--April 14, 2016--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) has filed with the U.S. Securities and Exchange Commission its annual report on Form 40-F, which includes the Company's audited consolidated financial statements for the year ended January 31, 2016, prepared in accordance with International Financial Reporting Standards. This document is available electronically at www.sec.gov or the Company's website at www.ddcorp.ca. Shareholders may also request a hard copy of the Company's audited consolidated financial statements free of charge through the Company's website or by contacting the Investor Relations Department.

About Dominion Diamond Corporation

Dominion Diamond Corporation is the world’s third largest producer of rough diamonds by value. Both of its production assets are located in the low political risk environment of the Northwest Territories in Canada where the Company also has its head office. The Company is well capitalized and has a strong balance sheet.

The Company operates the Ekati Diamond Mine and also owns 40% of the Diavik Diamond Mine. Between the two mining operations, diamonds are currently produced from a number of separate kimberlite pipes providing a diversity of diamond supply as well as reduced operational risk. It supplies premium rough diamond assortments to the global market through its sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, (416) 205-4380
Manager, Investor Relations
kstamm@ddcorp.ca